As filed with the Securities and Exchange Commission on October 17, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Dividend Capital Total Realty Trust Inc.

(Name of Subject Company (Issuer))

Dividend Capital Total Realty Trust Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$60,000,000.00(a)	$6876.00(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 10,000,000 shares in the offer, based upon a price per share of $6.00.
(b)	Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), to purchase for cash up to 10,000,000 shares of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 17, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to this Schedule TO. The price to be paid for the shares is $6.00 per share, net to the tendering stockholder, in cash, less any applicable withholding taxes and without interest.

Items 1 through 9 and 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO being filed by the Company.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits

See Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Dated: October 17, 2011

Exhibit List

(a)(1)	Offer to Purchase, dated October 17, 2011

(a)(2)	Form of Letter of Transmittal

(a)(3)	Text of Letter to Stockholders of the Company dated October 17, 2011

(a)(4)	Text of E-mail to Financial Advisors

(a)(5)	Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on October 17, 2011*

(b)(1)	Credit Agreement, dated September 27, 2011, among Dividend Capital Total Realty Operating Partnership, L.P., as the borrower, PNC Bank, National Association, as administrative agent, swing line lender and L/C issuer, and the lender parties thereto

(c)-(h)	Not applicable

*Incorporated herein by reference.

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